EXHIBIT 99.1

RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

Second Quarter Ended June 30, 2010

(Unaudited)

RUBICON MINERALS CORPORATION
Interim Consolidated Balance Sheets
(Stated in Canadian Dollars)

	June 30	December 31
	2010	2009
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$7,759,489	$2,377,399
Temporary investments (note 4)	90,957,232	125,418,231
Marketable securities (note 5)	91,828	66,532
Amounts receivable	352,910	1,108,511
Prepaid expenses and supplier advances	570,372	333,343
	99,731,831	129,304,016

Other investments (note 6)	721,795	1,127,819
Buildings and equipment (note 7)	2,066,595	987,245
Mineral property costs (note 8) (Schedule)	145,072,305	114,209,833
Reclamation deposits (note 9)	498,000	498,000
	$248,090,526	$246,126,913

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$5,271,696	$4,038,999
Corporate income tax payable	7,150	-
	5,278,846	4,038,999

Future Income Taxes	13,588,653	13,391,328
Shareholders’ equity
Share capital (note 10)	247,385,775	246,391,590
Contributed surplus (note 10(d))	11,932,191	5,750,527
Deficit	(29,485,480)	(22,659,689)
Accumulated other comprehensive income (note 11)	(609,459)	(785,842)
	229,223,027	228,696,586
	$248,090,526	$246,126,913
See accompanying notes to the consolidated financial statements

Asset retirement obligations (note 9)
Commitments (note 13)

Approved by the Board of Directors:
“David Adamson”	“Julian Kemp”
David Adamson, Director	Julian Kemp, CA, Director

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended June 30		For the 6 months ended June 30
	2010	2009	2010	2009
		(Restated) (Note 15)		(Restated) (Note 15)
Expenses
Amortization	$5,964	$33,321	$11,547	$51,267
Consulting	109,143	-	125,537	-
General mineral exploration	76,770	57,819	116,792	115,727
Insurance	125,364	38,940	256,373	80,717
Investor relations	207,149	193,155	423,993	320,633
Office and Rent	60,887	41,881	106,391	92,995
Part XII.6 flow-through tax	-	5,400	(404)	26,101
Professional fees	188,923	75,305	319,114	111,049
Salaries	440,902	280,079	925,725	520,315
Stock-based compensation (note 10(b))	2,090,243	517,697	4,023,046	1,038,893
Transfer agent and regulatory filing fees	58,878	39,473	110,640	68,007
Travel and accommodation	63,698	38,155	173,916	59,965

Loss before other items	(3,427,921)	(1,321,225)	(6,592,670)	(2,485,669)
Interest and other income	104,742	52,567	192,448	104,869
Foreign exchange (losses) gains	(622,936)	1,252,349	(173,035)	700,515
Option and administration fees in excess of property costs	100,933	111,757	222,756	227,752
Loss on sale of investments	(149,327)	(72,341)	(444,441)	(95,765)
Other gains	-	566	-	566
(Loss) income before income taxes	(3,994,509)	23,673	(6,794,942)	(1,547,732)
Current income tax expense	-	(3,902)	(7,150)	(3,902)
Future income tax recovery (expense)	621	134,513	(23,699)	2,168,525
(Loss) net income for the Period	(3,993,888)	154,284	(6,825,791)	616,891
Deficit, beginning of the period	(25,491,592)	(21,640,753)	(22,659,689)	(22,103,360)
Deficit, end of the period	$(29,485,480)	$(21,486,469)	$(29,485,480)	$(21,486,469)

Basic and diluted income (loss) per common share	$(0.02)	$0.00	$(0.03)	$0.00
Weighted average number of common shares outstanding	213,465,545	187,679,176	213,374,659	175,673,741
Fully diluted weighted average number of common shares outstanding*	213,465,545	192,269,309	213,374,659	180,111,457

*
The addition of share options in the three and six months ended June 30, 2010, would have an anti-dilutive impact on the diluted net loss per share calculation.  As a result these share options have been excluded from the calculation of fully diluted common shares in these periods.

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Comprehensive Income
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended June 30		For the 6 months ended June 30
	2010	2009	2010	2009
		(Restated) (Note 15)		(Restated) (Note 15)

Net income (loss) for the period	$(3,993,888)	$154,284	$(6,825,791)	$616,891

Other comprehensive income (loss) in the period
Fair value adjustments to available for sale financial instruments
Temporary investments	26,018	39,244	998	(12,893)
Other investments and marketable securities	(203,482)	46,183	(269,056)	233,502
Realized losses on investments in public companies reclassified to net income	149,327	72,341	444,441	95,765
Other comprehensive income (loss) in the period	(28,137)	157,768	176,383	316,374
Comprehensive income (loss) for the period	(4,022,025)	312,052	(6,649,408)	933,265

Accumulated comprehensive loss, beginning of the period	(26,072,914)	(22,811,288)	(23,445,531)	(23,432,501)
Accumulated comprehensive loss, end of the period	$(30,094,939)	$(22,499,236)	$(30,094,939)	$(22,499,236)

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Cash Flows
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended June 30		For the 6 months ended June 30
	2010	2009	2010	2009
		(Restated) (Note 15)		(Restated) (Note 15)
Cash Provided by (Used for):
Operating Activities
Net income (loss) for the period	$(3,993,888)	$154,284	$(6,825,791)	$616,891
Adjustment for items which do not involve cash:
Amortization	5,964	33,321	11,547	51,267
Stock-based compensation in administration	2,090,243	517,697	4,023,046	1,038,893
Gain on sale of investments	149,327	72,341	444,441	95,765
Foreign exchange (gains) losses	623,014	(1,254,964)	173,627	(702,167)
Option receipts in excess of property cost	(3,000)	(41,138)	(37,397)	(100,413)
Interest and other income	76,139	26,733	149,260	57,169
Future income tax (recovery) expense	(621)	(134,513)	23,699	(2,168,525)
	(1,052,822)	(626,239)	(2,037,568)	(1,111,120)
Changes in non-cash working capital components:
Prepaid expenses	248,372	(22,922)	(237,029)	(92,864)
Amounts receivable	521,675	(57,309)	755,601	(66,506)
Accounts payable and accrued liabilities	387,722	190,014	425,630	201,524
Income taxes payable	-	(21,098)	7,150	(21,098)
	104,947	(537,554)	(1,086,216)	(1,090,064)
Investing Activities
Temporary investments	15,329,871	(2,022,152)	34,312,736	(49,866,767)
Mineral property costs	(14,193,456)	(6,774,064)	(27,021,811)	(9,739,909)
Reclamation deposits	-	-	-	(493,000)
Recovery of property costs	27,190	25,154	41,809	35,636
Purchase of equipment and investment	(705,051)	(254,418)	(1,241,045)	(316,644)
Proceeds on sales of investments	49,236	80,573	149,072	121,283
	507,790	(8,944,907)	6,240,761	(60,259,401)
Financing Activities
Common shares issued	72,050	16,116,757	243,425	56,483,541
Share issue costs	(15,880)	(9,396)	(15,880)	(2,554,975)
	56,170	16,107,361	227,545	53,928,566

Net cash provided (used) during the period	668,907	6,624,900	5,382,090	(7,420,899)
Cash and cash equivalents, beginning of the period	7,090,582	4,707,950	2,377,399	18,753,749
Cash and cash equivalents, end of the period	$7,759,489	$11,332,850	$7,759,489	$11,332,850

See Note 14 for Supplemental Disclosure of Non-Cash Investing and Financing Activities
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31, 2009	Gross Expenditures 2010	Recovery 2010	Balance June 30, 2010
CANADA
ONTARIO
RED LAKE MINING DIVISION
Phoenix Gold Project
Acquisition and option payments	$4,616,513	$519,736	$-	$5,136,249
Exploration costs:
Geological and geochemical	3,464,149	2,277,942	-	5,742,091
Drilling	30,129,857	7,027,240	-	37,157,097
Geophysical	513,697	52,450	-	566,147
Travel and accommodation	402,772	30,772	-	433,544
Other	732,714	1,443,444	-	2,176,158
Underground exploration	17,701,609	17,317,888	-	35,019,497
Amortization	80,979	150,148	-	231,127
	57,642,290	28,819,620	-	86,461,910

Other Red Lake Properties
Acquisition and option payments	656,630	106,581	(14,621)	748,590
Exploration costs:
Geological and geochemical	1,873,454	76,051	-	1,949,505
Drilling	4,141,393	1,267,351	-	5,408,744
Geophysical	527,512	573,093	(27,190)	1,073,415
Travel and accommodation	157,784	7,634	-	165,418
Other	77,058	31,951	-	109,009
Administration fees (earned)	(724,425)	-	-	(724,425)
	6,709,406	2,062,661	(41,811)	8,730,256

UNITED STATES OF AMERICA
ALASKA
Alaska Properties
Acquisition and option payments	37,200,284	-	-	37,200,284
Exploration costs
Geological and geochemical	1,853,063	9,666	-	1,862,729
Drilling	2,371,509	-	-	2,371,509
Travel and accommodation	26,230	-	-	26,230
Claim rental	1,250,423	-	-	1,250,423
	42,701,509	9,666	-	42,711,175

NEVADA
Nevada Properties
Acquisition and option payments	6,177,535	-	-	6,177,535
Exploration costs
Geological and geochemical	407,421	12,336	-	419,757
Geophysics	569,927	-	-	569,927
Other	1,745	-	-	1,745
	7,156,628	12,336	-	7,168,964

Mineral property costs	$114,209,833	$30,904,283	$(41,811)	$145,072,305

See accompanying notes to the consolidated financial statements.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2010
(Stated in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and has been primarily involved in the acquisition and exploration of mineral property interests in Canada and the United States.  At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties.  The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. Although the Company is unaware of any defects in its title to its mineral properties, no guarantee can be made that none exist. The Company is in the development stage with no source of operating revenue and is dependent upon equity or debt financing to maintain its current operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada and follow the same accounting principles and method of computation as the consolidated financial statements for the fiscal year ended December 31, 2009.  These interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2009.  References to the Company included herein are inclusive of the accounts of the parent company and its 100% owned subsidiaries, 1304850 Ontario Inc., 0691403 BC Ltd., Rubicon Alaska Holdings Inc., Rubicon Alaska Corp., Rubicon Minerals Nevada Inc. and Rubicon Nevada Corp.  All inter-company balances have been eliminated.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

The Company’s investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time.    Other items involving substantial measurement uncertainty are the carrying costs of mineral property interests, the determination of stock-based compensation and the determination of future income tax liability and valuation allowances.

3.	CHANGES IN ACCOUNTING POLICIES

Canadian Pronouncements affecting Future Accounting Policies

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants (“CICA”) will likely impact the Company’s future accounting policies:

(a) Business Combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests.  These standards are effective January 1, 2011. Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2010
(Stated in Canadian Dollars)

3.	CHANGES IN ACCOUNTING POLICIES (continued)

equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

 (b)  International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canadian generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The changeover date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company expects the transition to IFRS to impact accounting policies, financial reporting and information technology systems and processes.

4.	TEMPORARY INVESTMENTS

Temporary investments consists of Government of Canada T-Bills maturing at various dates in 2010 and 2011, with an aggregate carrying value and market value of $90,957,232 at June 30, 2010 (December 31, 2009 - $125,418,231) and effective interest rates ranging from 0.154% to 0.880%   Market value is determined from broker quotations.

5.	MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and have an aggregate carrying value and fair value of $91,828 at June 30, 2010 (December 31, 2009 - $66,532).  Market values were based on quoted prices in an active market.

6.	OTHER INVESTMENTS

	June 30, 2010	December 31, 2009
	Carrying and Market Value	Carrying and Market Value

Investments in companies spun-off (1)	$40,424	$168,694
Investments in other public company shares (2)	681,371	959,125
	$721,795	$1,127,819

(1)
Investment in companies spun-off consists of the net value of rights and obligations outstanding from options issued or revised at the December 2006 plan of arrangement.  The June 30, 2010 carrying value and fair value of $40,424 is attributable to the right to receive the proceeds from any exercise of Africo options or the underlying Africo shares.

(2)
Other investments in public company shares have aggregate carrying and market value of $681,371 at June 30, 2010. Market values were based on quoted prices in an active market. These shares were received as payments pursuant to mineral property option agreements and pursuant to prior year spin-out transactions.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2010
(Stated in Canadian Dollars)

7.	BUILDINGS AND EQUIPMENT

			June 30, 2010	December 31, 2009
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Computer equipment	$231,778	$104,210	$127,568	$120,061
Furniture and fixtures	166,012	82,469	83,543	91,302
Software	215,891	134,215	81,676	80,745
Leasehold improvements	12,291	9,679	2,612	3,073
Field equipment	1,333,601	104,969	1,228,632	235,299
Trucks	187,959	28,365	159,594	59,890
Buildings	411,352	28,382	382,970	396,875
	$2,558,884	$492,289	$2,066,595	$987,245

8.	MINERAL PROPERTY INTERESTS

There were no changes in the principal property interests of the Company during the six-month period ended June 30, 2010.

9.	ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations almost entirely consist of reclamation and closure costs for its Phoenix Gold project which is currently at the advanced exploration stage. Reclamation and closure activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.  In February of 2009, the Company filed a Closure Plan with the Ontario Ministry of Northern Mines and Development (“MNDM”) which included an independent estimation of closure costs, if currently implemented, which amounted to $493,000.  Upon filing the closure plan, a deposit in the same amount was made with the MNDM as financial assurance for completion of the closure plan when required.  Additional deposits will be required if closure amount estimates increase.  (An additional amount of $5,000 is on deposit in BC for past reclamation obligations).

The present value of this asset retirement obligation is currently immaterial to recognize due to (i) the Company’s current intention to continue to hold and utilize the Phoenix property and related facilities for a period extending beyond 50 years and (ii) the Company has no legal requirement or intention to implement its closure plan during this extended holding period.  Should management’s intention’s change or closure plans and cost estimates change, the Company may be required to recognize an asset retirement obligation on the consolidated balance sheet at that time.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2010
(Stated in Canadian Dollars)

10.	SHARE CAPITAL

a) Authorized share capital consists of unlimited common shares without par value.

Issued share capital consists of the following:

	6 Months Ended June 30, 2010		Year Ended December 31, 2009
	Number of Shares	$	Number of Shares	$
Balance, beginning of the period	213,218,014	246,391,590	156,151,871	109,912,429
Public offering	-	(15,878)	18,975,000	81,398,435
Private placements	-	-	25,000,000	37,445,025
Stock options exercised (1)	187,500	380,925	2,408,300	3,255,186
Consideration for property acquisition	54,054	215,134	-	-
Consideration issued to satisfy benefit agreement obligation	91,606	414,004	-	-
Warrants exercised	-	-	10,682,843	16,024,265
Flow-through renunciation	-	-	-	(1,643,750)
Balance, end of the period	213,551,174	247,385,775	213,218,014	246,391,590
(1)	Inclusive of the original $137,500 (2009 - $1,070,796) fair value of these options re-allocated from contributed surplus to share capital on exercise.

b) Stock Options

The Company has an incentive stock option plan that authorizes the Company to issue up to 8.5% of the number of issued and outstanding shares as incentive stock options to directors, officers, employees and consultants of the Company.  Pursuant to Toronto Stock Exchange rules, a stock option plan must be approved by the shareholders and thereafter any unallocated options under the plan must be approved by the shareholders every three years.  The Company’s unallocated options under the plan expired on May 14, 2010 and to date have not been renewed.  As a result, while the Company may continue to grant options under the stock option plan, no options granted after May 14, 2010 may be exercised until shareholder approval has been received for such grants.

Under the plan, there are no required vesting terms for options.  The term of each grant shall be no greater than 10 years from the date of grant.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

On May 31, 2010 the Company conditionally granted 200,000 options at an exercise price of $3.63 to a director.  As this grant has not been approved by the shareholders, these options are not exercisable and, as a result, are not considered issued.  In recognition of the fact such options are not exercisable, the Company has agreed that if these options are not approved by the shareholders by November 30, 2010, the 200,000 options will be cancelled and 200,000 stock appreciation rights will be issued which, if exercised, will be settled in cash.  The amount of cash payable under such stock appreciation rights will be the difference between the Company’s share price on the exercise date and the exercise price of the option, which is $3.63.  As the stock appreciation rights require no further shareholder or director approval they are considered issued as of May 31, 2010.  As of June 30, 2010, the Company has recorded $750 as a charge to income in relation to these rights.  If the Company’s shareholders approve the grant of the 200,000 stock options in advance of November 30, 2010, then this charge will be reversed and a stock based compensation charge related to the 200,000 incentive stock options will be recorded.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2010
(Stated in Canadian Dollars)

10.      SHARE CAPITAL (continued)

The following is a summary of the changes in the Company’s outstanding stock options.

	6 Months Ended June 30, 2010		Year Ended December 31, 2009
	Number of Options	Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
			$		$
Balance at beginning of period	5,755,000	1.46		4,733,300		0.93
Granted	3,059,000	5.02		3,485,000		1.80
Exercised	(187,500)	1.30		(2,408,300)		0.91
Expired/Cancelled	(43,000)	4.62		(55,000)		1.31

Outstanding at end of period (1)	8,583,500	2.72		5,755,000		1.46
Exercisable at end of period	5,312,500	1.35		3,792,500		1.12

(1)	At June 30, 2010, the weighted-average remaining contractual life of stock options outstanding is 3.48 years (2009 – 3.39)

The fair value of stock options included in the expense figures, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	6 Months Ended June 30, 2010	6 Months Ended June 30, 2009
Risk-free interest rate (%)	2.62%	1.88%
Expected life (years)	3.5 years	5.0 years
Expected volatility (%)	71%	67%
Expected dividend yield (%)	0%	0%

The weighted average grant-date fair value of options granted was $1.78 (2009 - $1.24) and $2.62 (2009 - $0.83) during the three and six month period ended June 30, 2010 respectively.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

c)  Summary of stock options  outstanding:

June 30, 2010
Option Price Range	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
$0.48 - $0.76	1,090,000	0.67	1.19
$1.04	1,165,000	1.04	2.63
$1.31 - $1.46	2,202,500	1.31	3.53
$1.68 - $3.13	830,000	2.50	3.24
$3.96 - $4.53	755,000	4.18	4.69
$5.22	2,541,000	5.22	4.53
Total Stock Options	8,583,500	2.72	3.48

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2010
(Stated in Canadian Dollars)

10.      SHARE CAPITAL (continued)

d)      Summary of changes in contributed surplus:

	6 Months Ended June 30, 2010	Year Ended December 31, 2009
Balance at beginning of period	$5,750,527	$4,012,933
Stock-based compensation – administration	4,023,046	1,638,405
Stock-based compensation – mineral property costs	2,296,118	1,169,985
Fair value of stock options allocated to shares issued on exercise	(137,500)	(1,070,796)
Balance at end of period	$11,932,191	$5,750,527

11.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	June 30 2010	December 31 2009
Accumulated other comprehensive loss, January 1	$(785,842)	$(1,329,141)

Other comprehensive income for the period	176,383	543,299

Accumulated other comprehensive loss, June 30	$(609,459)	$(785,842)

Components of accumulated other comprehensive loss, June 30

Unrealized losses on temporary investments	$(69,266)	$(70,262)
Unrealized losses on marketable securities and other investments - public company shares	(540,193)	(715,580)

	$(609,459)	$(785,842)

12.	RELATED PARTY TRANSACTIONS

For the three and six months ended June 30, 2010, the Company incurred legal fees to a law firm, of which a partner is a director of the Company, aggregating to $88,029 and $187,618 respectively (2009 - $231,963, $414,912).  The fees are recorded within professional expenses in these financial statements. As at June 30, 2010, this law firm is owed $209,587 (December 31, 2009 - $5,000).  All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2010
(Stated in Canadian Dollars)

13.	COMMITMENTS

a)
At June 30, 2010, the Company had $22,616 in remaining lease payments for the use of its Vancouver office to September 30, 2010.  On July 29, 2010 the Company signed an extension to its Vancouver office lease to September 30, 2013 and became committed to additional lease payments aggregating $329,560.

b)
The Company is required to make certain cash payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

14.	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the six months ended June 30, 2010, the Company received common shares of other companies valued at $37,398 (2009 - $100,413) pursuant to the terms of property and joint venture agreements.  The Company has excluded from its investing cash flows $3,305,086 (2009 - $1,554,340) in accounts payable relating to mineral property costs.  Other non-cash investments included $2,296,118 (2009 - $nil) recorded in property expenditures for stock based compensation awarded to personnel working on mineral properties, $150,147 (2009 – $nil) recorded in property expenditures for amortization and $629,139 (2009 – $nil) recorded in property expenditures for expenditures paid by share issues.

	3 Months Ended June 30				6 Months Ended June 30
	2010		2009		2010		2009
	$		$		$		$
During the period, the Company paid and received the following:
Interest received		89,325		47,700		103,909		99,908
Interest paid		2,929		374		3,765		2,311
Income taxes paid		-		-		-		-

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2010
(Stated in Canadian Dollars)

15.	RESTATEMENT OF FINANCIAL STATEMENTS

During 2009, the Company undertook a review of previously issued financial statements for periods up to and including September 30, 2009.  As a result of the items arising from this review, the Company determined that the following amendments should be reflected in the comparative financial statements for the period ended June 30, 2009.

The Company recalculated the foreign exchange gain or loss on translation of future income tax liabilities arising in subsidiaries with assets located in foreign jurisdictions and recorded the following:

a)	A foreign exchange gain for the three and six month period ended June 30, 2009 of $1,254,964 and $702,167 respectively.

b)	Foreign exchange losses for periods up to December 31, 2008 of $751,957 resulting in a net deficit increase of $751,957 as at December 31, 2008.

These adjustments had no affect on the Company’s cash flows.

The effects of the above changes on the Company’s restated comparative financial statements are summarized as follows:

	Reference	As previously reported		Adjustment		As restated
		$		$		$
For the three month period ended June 30, 2009:

Statement of operations and deficit
Foreign exchange gain (loss)	(a)		(2,615)		1,254,964		1,252,349
Net income (loss) for the period	(a)		(1,100,680)		1,254,964		154,284
Deficit, beginning of the period	(b)		(20,335,999)		(1,304,754)		(21,640,753)
Deficit, end of the period	(a) and (b)		(21,436,679)		(49,790)		(21,486,469)
Income (loss) per share	(a)		(0.01)		0.01		0.00

Statement of comprehensive loss
Comprehensive income	(a)		(942,912)		1,254,964		312,052
Accumulated comprehensive loss, beginning of the period	(b)		(21,506,531)		(1,304,757)		(22,811,288)
Accumulated comprehensive loss, end of the period	(a) and (b)		(22,449,446)		(49,790)		(22,499,236)

Statement of cash flows
Net income for the period	(a)		(1,100,680)		1,254,964		154,284
Adjustments for items which do not involve cash
Foreign exchange gain	(a)		-		(1,254,964)		(1,254,964)
Increase in cash and cash equivalents	(a)		6,624,900		-		6,624,900

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2010
(Stated in Canadian Dollars)

15.	RESTATEMENT OF FINANCIAL STATEMENTS (continued)

	Reference	As previously reported		Adjustment		As restated
		$		$		$
For the six month period ended June 30, 2009:

Statement of operations and deficit
Foreign exchange gain (loss)	(a)		(1,652)		702,167		700,515
Net income (loss) for the period	(a)		(85,276)		702,167		616,891
Deficit, beginning of the period	(b)		(21,351,403)		(751,957)		(22,103,360)
Deficit, end of the period	(a) and (b)		(21,436,679)		(49,790)		(21,486,469)
Income (loss) per share	(a)		(0.00)		-		0.00

Statement of comprehensive loss
Comprehensive income	(a)		231,098		702,167		933,265
Accumulated comprehensive loss, beginning of the period	(b)		(22,680,544)		(751,957)		(23,432,501)
Accumulated comprehensive loss, end of the period	(a) and (b)		(22,449,446)		(49,790)		(22,499,236)

Statement of cash flows
Net income for the period	(a)		(85,276)		702,167		616,891
Adjustments for items which do not involve cash
Foreign exchange gain	(a)		-		702,167		702,167
Increase in cash and cash equivalents	(a)		(7,420,899)		-		(7,420,899)